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                            April 28, 2020

       Brad G. Garner
       Principal Financial Officer
       HG Holdings, Inc.
       2115 E. 7th Street, Suite 101
       Charlotte, North Carolina 28204

                                                        Re: HG Holdings, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 13,
2020
                                                            File No. 333-235539

       Dear Mr. Garner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2020 letter.

       Form S-1 filed on April 13, 2020

       General

   1. We note that you filed an amended Form S-1 on April 13, 2020 and your response provided an analysis
regarding your status as an investment company to the Division of
                                                        Investment Management.
The Division of Investment Management is currently
                                                        considering your
amendment and response. We may have further comment once they have considered your
analysis.
       Unaudited Pro Forma Financial Statements, page 4

   2. We note your disclosure on page 3 that on April 3, 2020, you used $1.0 million of your cash to purchase an
additional 100,000 shares of HC Realty Series B Stock and that you
 Brad G. Garner
HG Holdings, Inc.
April 28, 2020
Page 2
      plan to use your cash to increase this investment by $2.5 million no later than June 1,
      2020. Please tell us why you did not include the impact of these additional investments in your pro forma financial statements. Reference is made to Rule 8-05 of Regulation S-X.
        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameBrad G. Garner
                                                           Division of
Corporation Finance
Comapany NameHG Holdings, Inc.
                                                           Office of Real
Estate & Construction
April 28, 2020 Page 2
cc:       David W. Robertson, Esq.
FirstName LastName